

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 7, 2012

Via E-Mail

Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re: CVR Energy, Inc.**
> **Schedule 14D-9 filed March 1, 2012**
> **SEC File No. 005-83522**

Dear Mr. Brownstein:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

The Solicitation or Recommendation

Reasons for Recommendation, page 19

1.   We note the disclosure relating to your receipt of two financial inadequacy opinions. Please describe the analyses performed by the two advisors in reaching their opinions. Refer to Items 1012(b) and 1011(c) of Regulation M-A. Also, please provide us supplementally with any presentation materials the financial advisors provided to you.

2.   Please revise the disclosure on page 27 under the caption "The conditions give Mr. Icahn wide latitude not to consummate the Offer" to clarify in the second and third paragraphs that the material adverse effect condition is subject to a

reasonableness standard as are several of the other conditions to the offer, including the "10b-5 Condition."

3.   On a related note, revise the third paragraph of the section referenced in comment 2 above to clarify that the offer does not state that Mr. Icahn would have the right to assert a condition "even if caused by his action or inaction."

4.   We note the disclosure in the first paragraph on page 30. Please file this Solicitation/Recommendation Statement, or appropriate excerpts of it, as soliciting materials in compliance with Rule 14a-12.

Forward-Looking Statements, page 39

5.   We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995 and that you intend those statements to be subject to the safe harbors of the Act. Note that the safe harbors do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions